Free Writing Prospectus
Filed Pursuant to Rule 433
Dated September 23, 2009
Registration Statement Nos. 333-148505 and 333-148505-01
Ford Credit Floorplan Master Owner Trust A Series 2009-2 Asset-Backed Notes Net Roadshow September 2009

Registration Statement Nos. 333-148505 & 333-148505-01Ford Credit Floorplan Corporation and Ford Credit Floorplan LLC (the "depositors")Ford Credit Floorplan Master Owner Trust A (the "issuer")This document constitutes a free writing prospectus for purposes of the Securities Act of 1933. The depositors have filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in the registration statement and other documents the depositors have filed with the SEC for more complete information about the depositors, the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may request that a copy of the prospectus be sent to you by calling Morgan Stanley toll-free at 1-866-718-1649 or Barclays Capital toll-free at 1-888-227-2275 extension 2663. Ford Credit Floorplan MOTA Series 2009-2 Notes FREE WRITING PROSPECTUS 1

2 AGENDA Transaction and Master Trust OverviewFord Credit Floorplan Business OverviewServicing and Risk ManagementStress Scenario Modeling ConsiderationsSummary

3 AGENDA Transaction and Master Trust OverviewFord Credit Floorplan Business OverviewServicing and Risk ManagementStress Scenario Modeling ConsiderationsSummary

4 Ford Credit Floorplan MOTA Series 2009-2 Notes TRANSACTION PARTICIPANTS AND TIMING Issuer Ford Credit Floorplan MasterOwner Trust A (the "Trust") Depositors Ford Credit Floorplan CorporationFord Credit Floorplan LLC Servicer and Sponsor Ford Motor Credit Company LLC Joint-Lead Managers Barclays CapitalMorgan Stanley Accountants PricewaterhouseCoopers Indenture Trustee The Bank of New York Mellon Owner Trustee U.S. Bank Trust, N.A. Back-up Servicer Wells Fargo Bank, N.A. Price Transaction[Before October 2]TALF Subscriptions ReceivedOctober 2Settle TransactionOctober 9 Expected Timing Transaction Participants

5 Principal Amount $1,000,000,000 Expected Rating (S&P / Moody's / DBRS) AAA / Aaa / AAA Average Life to Maturity 2.93 years Fixed / Floating Floating Payment Frequency Monthly Expected Final September 15, 2012 Legal Final September 15, 2014 ERISA Eligible Yes TALF Eligible Yes Benchmark 1M LIBOR Transaction Structure Ford Credit Floorplan MOTA Series 2009-2 NotesTRANSACTION STRUCTURE

6 Ford Credit Floorplan MOTA Series 2009-2 Notes INVESTMENT HIGHLIGHTS TALF-eligible public offeringThe primary assets of the Trust are a revolving pool of receivables originated in connection with the purchase and financing by motor vehicle dealers of their new and used car and truck inventory Pool consists of "auto floorplan" collateral for TALF purposesMaster owner trust structure$8.9 billion Trust balance as of June 30, 2009Dealers diversified geographically across the United States2% concentration limit for each dealer or dealer group (5% for AutoNation, Inc.)Credit Enhancement: Percent of Percent of Receivables NotesSubordination 32.00% 47.06% Cash Reserve Account 0.68 1.00 Total Credit Enhancement 32.68% 48.06% Memo: Participation/Pool Percentage (of Notes) 4.00%

7 KEY AMORTIZATION TRIGGERS Average monthly principal payment rate for the three immediately preceding collection periods is less than 21%The cash balance in the Excess Funding Account exceeds 30% of the outstanding principal balance of all series notes for three consecutive monthsThe available subordinated amount is less than the required subordinated amountBankruptcy of the depositors, Ford or Ford Credit (Chapter 7 or Chapter 11)

8 Ford Credit Floorplan LLC (Depositor) Ford Credit Floorplan Master Owner Trust B The Bank of New York Mellon (Indenture Trustee) Series 2006-1 Note (Private - VFN) Series 2006-4 Notes (Public - Term) Series 2006-6 Note (Private - VFN) Ford Credit Floorplan Corp. (Depositor) Ford Motor Credit Company LLC(Sponsor, Servicer and Administrator) Ford Motor Company Series 2009-1 Note (Private - Term) Series 2008-2 Note (Private - Term) FLOORPLAN TRUST LEGAL STRUCTURE * Matured and paid off 9/15/2009 Wells Fargo Bank, N.A. (Back-up Servicer) Series 2008-1 Note* (Private - Term) Series 2009-2 Note (Public - Term) Ford Credit Floorplan Master Owner Trust A (MOTA - Issuer) (Participation Interest)

9 FLOORPLAN FUNDING OVERVIEW Securitization is the primary funding source for Ford Credit's floorplan financing business - first securitized in 1992:The current master owner trust structure was developed in 2001 Since then, multiple series have been issued out of the Trust Since then, multiple series have been issued out of the Trust Since then, multiple series have been issued out of the Trust Since then, multiple series have been issued out of the Trust Since then, multiple series have been issued out of the Trust $5.895 billion funded $8.954 billion Trust balance * Matured and paid off 9/15/2009

10 BACK-UP SERVICER Ford Credit has a comprehensive plan to service the Trust assets in a severe stress scenario. As further investor protection, Wells Fargo Bank, N.A. will be appointed as a back-up servicer for the TrustIf Ford Credit is terminated or resigns as servicer, Wells Fargo will be the successor servicer Wells Fargo has provided back-up servicing services since 1992. As of June 30, Wells Fargo was acting as back-up servicer on more than 400 series of asset- backed securities. Wells Fargo also services dealer floorplan receivables for itself and others and, as of June 30, 2009, was acting as servicer on over $5 billion of floorplan receivables Wells Fargo's duties as back-up servicer include annual on-site visits of the servicer's servicing operations, receiving monthly receivables data and confirming certain information on the monthly investor report. Ford Credit will also provide Wells Fargo with a data dictionary of its source receivables system by the time this offering closesFord Credit will fund a reserve account with $200,000 to cover potential successor servicer transition costs

11 Dec 2007 2006 2007 2008 6/1/2009 591000 533000 440000 343000 533,000 Dec 2008 440,000 591,000 Dec 2006 FORD / LINCOLN MERCURY U.S. DEALER STOCKS (INCLUDING IN-TRANSIT VEHICLES) 343,000 Jun 2009 Number of Vehicles

12 HISTORICAL MONTHLY PRINCIPAL PAYMENT RATES "Friends and Family" Sales Promotion Way Forward Plan Announced Payment Rate Payment Rate Trigger 3 Month Average of Monthly Principal Payment Rate Oil and Credit Crisis / Global Recession Principal Payment Rate Derived Days Supply from Payment Rate Inventory Management "Cash for Clunkers" Program

13 HISTORICAL FLOORPLAN TRUST BALANCE Floorplan Trust Balance (Excluding EFA) Cash funding required as a result of low trust balance Required Pool Balance Excess Funding Account has been funded periodically as a result of plant shutdowns and customer incentive programs "Friends and Family" Sales Promotion "Cash for Clunkers" Program Memo: As of August 31, 2009 the Trust balance was $7.1 billion

14 U.S. Retail Segment Share Economic and Automotive Downturn Crude Oil Fuel Prices (per Barrel) Oil Shock Financial Crisis Small Car Segment ECONOMIC AND AUTOMOTIVE DOWNTURN When shocks occur in the automotive industry, it takes time for manufacturers and dealers to reactIn 2008, the industry experienced two successive shocksOil ShockBeginning in early 2008, fuel prices increased rapidly peaking in late summerConsumer preferences shifted from trucks and SUVs to smaller, fuel efficient carsDealers were caught with excess inventory of trucks and a shortage of smaller, fuel efficient carsDealers quickly addressed these supply imbalances during the third quarter of 2008Financial ShockU.S. vehicle sales declined significantly following the Lehman bankruptcy in September 2008 and ensuing financial crisisDealers began reducing inventories in response to lower sales, even as segment shifts were occurring rapidly Ford/Lincoln Mercury Days Supply Full-Size Pickup Segment

15 AGENDA Transaction and Master Trust OverviewFord Credit Floorplan Business OverviewServicing and Risk ManagementStress Scenario Modeling ConsiderationsSummary

16 U.S. FLOORPLAN BUSINESS OVERVIEW Floorplan financing is a cornerstone product for Ford Credit that builds dealer satisfaction, develops long-term relationships and delivers a consistent source of profitability Financing is provided to dealerships in the United States, primarily Ford- franchised dealers selling Ford, Lincoln and Mercury productsFloorplan financing is primarily provided for factory purchases of new vehicles directly from the manufacturer - approximately 90%. In-transit vehicles account for approximately 15% of this number Floorplan financing is also provided for used vehicles, including off-lease vehicles, customer trade-ins and auction purchasesFord Credit's floorplan financing share is 78% of Ford, Lincoln and Mercury dealersFord Credit also provides in-transit financing to all Ford, Lincoln and Mercury dealers

17 FORD CREDIT FLOORPLAN FINANCE TERMS Advance ratesNew (untitled) vehicles - 100% of invoice amount, including destination charges and dealer holdbackAuction vehicles - auction price plus auction fee and transportation costs (if arranged by auction or third-party)Used vehicles - up to 100% of wholesale value (as determined by selected trade publications)Interest rateGenerally, prime rate plus 1.5% for new vehicles and prime rate plus 2.0% for used vehiclesPrime rate floor of 4%Payment termsPrincipal due generally upon sale of related vehicleInterest and other administrative charges payable monthly in arrears

18 AGENDA Transaction and Master Trust OverviewFord Credit Floorplan Business OverviewServicing and Risk ManagementStress Scenario Modeling ConsiderationsSummary

19 Technology and Judgment Combine to Minimize Losses Judgment KnowledgeExperienceIntellectAnalysis Low VariabilityConsistent Approvals and Risk ManagementHigh Quality DecisionsCentralized Process/Documentation Technology SpeedEfficiencyControlCommonality Process Discipline Accountability ORIGINATION AND SERVICING ENGINE

20 UNDERWRITING - DEALER RISK RATING A proprietary scoring model is used to assign a risk rating to each dealerDealer risk ratings are categorized into the following groups:Group I - strong to superior financial metricsGroup II - fair to favorable financial metricsGroup III - marginal to weak financial metricsGroup IV - poor financial metrics, may be uncollectibleOther - Includes dealers that have no dealer risk rating because Ford Credit only provides in-transit financing or because Ford Credit is in the process of terminating the financing for such dealerLarge sample size and significant historical experience have been analyzed to identify key indicators that predict a dealer's ability to meet its financial obligations Key indicators include capitalization and leverage, liquidity and cash flow, profitability and credit historyRisk rating is based on the dealership and does not take into account the personal guarantees or net worth of the ownersThe scoring model is validated annually to ensure integrity and performance of the model and was last updated in December 2008

21 HISTORICAL DEALER RISK RATINGS *Other includes dealers that have no dealer risk rating, generally because Ford Credit only provides in-transit financing for such dealer Percent of Principal Receivables

22 DEALER CREDIT STRATEGY Identification of financial trends Formal quarterly review and action planAccelerated physical audits Experienced risk teamMonthly watch reportsIncreased intensity surrounding action plans and timelines On-site controlFocus on asset protection Loss mitigation MonitoringEarly Warning ReportWatch ReportICUStatusLiquidation Dealers DashboardPayoffsAged inventoryOverlineFinancial statementsRisk RatingCredit file review

23 DEALER CREDIT STRATEGY - INVENTORY AUDITS Ford Credit physically audits dealer inventory with audit frequency based on dealer risk ratingDealer receives no advance noticeStrict restrictions on how often the same auditor can visit a dealerAuditors must account for all inventory using automated handheld tool equipped with a VIN scannerImmediate payment is required for any sold vehicle for which Ford Credit has not been paid

24 CAPTIVE FINANCE COMPANY BENEFITS Other Captive Finance Company BenefitsAccess to monthly dealer financial statements allows monitoring of dealer fiscal strengthAligned sales, production and inventory objectives between Ford and Ford CreditOnsite dealer monitoring by both Ford and Ford CreditJoint Ford and Ford Credit discussions with dealers on all aspects of the business"Blueprint for Success" - Comparative dealership benchmarking 1. Dealer Floorplan Receivables System North American Vehicle Information System Ford Credit Ford Motor Company Dealer Information on "SOLD" vehicles reported to Ford Credit and matched to floorplan receivables Dealer pays off floorplan receivables Dealer reports vehicle sale to obtain: Release of titleWarranty registrationManufacturer incentives Integrated Systems Enable Real Time Controls 2. 3.

25 FORD CREDIT ACTIONS If Ford Credit discovers any issues when monitoring a dealer, it may:Increase audit frequencyReview curtailment options and advance ratesSuspend credit linesSchedule a working capital auditSchedule a field credit reviewMeet with owners/guarantorsIncrease risk rating to trigger more extensive monitoringFile liens on property of guarantorsRequire consignment agreements if not already in placeDiscuss with the Ford sales division

26 STATUS DECLARATION A dealer status is declared when:Dealer does not satisfy a sold out of trust condition (payment not remitted to Ford Credit upon sale of vehicle) discovered during an auditDealer fails to pay principal or interestDealer bankruptcyAny other circumstances that warrant immediate actionFord Credit may then:Suspend credit linesMaintain Ford Credit personnel on siteCollect titles and keysSecure dealer inventoryIssue demand for payment letters

27 If Ford Credit does not believe that the dealer can resolve a status situation, Ford Credit will:Liquidate vehicles and any available secondary collateral to obtain greatest valueContinue collection efforts against personal and corporate guarantorsIn liquidation, inventory is disposed through the following channels:Transfer of vehicles to other dealersTransfer of vehicles to the manufacturer Sale of vehicles at auction DEALER CREDIT STRATEGY - LIQUIDATION PROCEDURES

28 SECONDARY (NON-VEHICLE) COLLATERAL Real EstateHolding Company SecondaryCollateral Dealership(Borrower) HoldingCompany Dealer Principal AssetsStocks, bonds, cashNon-dealership real estateOther assets, for example, boat, plane, jewelry and furniture AssetsUnfloored used inventoryFurniture, fixtures, and equipmentDealership net worth Primary Collateral Financed new and used vehicles Assets Land Buildings SecondaryCollateral SecondaryCollateral Personal Guaranteeson over 90% of dealers The underlying value of vehicles is the primary collateral supporting dealer floorplan balancesFor most dealers, Ford Credit also obtains additional coverage in the form of dealership adjusted net worth, personal guarantees and real estate equity Many dealers use an intermediate holding company structure as shown at left. In most cases, Ford Credit obtains guarantees at all levels of ownershipSecondary collateral serves as a dealer's "skin in the game" and provides a strong motivation for dealers to repay their floorplan loans

29 FLOORPLAN PORTFOLIO PERFORMANCE Historical floorplan losses show the positive effect of Ford Credit's processes and the experience of Ford Credit's personnel (1) Average principal receivables balance is the average of the monthly average principal balances (based on daily balances) for the period indicated. Net losses in any period are gross losses, including actual losses and estimated losses, less any recoveries, including actual recoveries and reductions in the amount of estimated losses, in each case, for such period. Recoveries include amounts received from any related security in addition to the underlying vehicles.Liquidations represent monthly cash payments and charge-offs that reduce the outstanding principal balance of a receivable.For the non-annual periods, the percentages are annualized. Ford Credit Portfolio Trust

30 AGENDA Transaction and Master Trust OverviewFord Credit Floorplan Business OverviewServicing and Risk ManagementStress Scenario Modeling ConsiderationsSummary

31 STRESS SCENARIOS Examples of Amortization Events and Relative Severity Amortization EventPossible Factors Driving Amortization EventSeverity of Stress ScenarioBond Holder Payout Timing Available subordinated amount falls below required subordinated amountHigh dealer defaults concentrated during one month time period and not directly related to macro-economic conditions (e.g. default of large dealer group) Low Payment rate trigger (avg. monthly payment rate <21% for 3 consecutive collection periods)High dealer stocks and/or low sales due to poor economic conditions and/or poor dealer inventory managementModerate Chapter 11 Bankruptcy (Ford or Ford Credit)Severe recession and/or other events leading to bankruptcy of parent or captive finance companyHigh Chapter 7 Bankruptcy (Ford or Ford Credit)Very severe recession and/or shocks leading to bankruptcy of parent or captive finance companyExtreme Faster Slower

32 STRESS SCENARIO MODELING CONSIDERATIONS STRESS SCENARIO MODELING CONSIDERATIONS Dealer default rate and timing of defaults (frequency)Collateral recovery value (severity)Payment rate and related dealer inventory level at time of amortization event Key Variables in Modeling Stress Scenarios Stress Events, Implications and Potential Mitigants - Extreme Stress Scenario

33 Dealers incurred significant stress in 2008 and 2009 as a result of rapid fuel price increases, segment shifts and the global recessionDespite these difficulties, the average Ford/Lincoln Mercury dealer was profitable in 2008 and so far in 2009Historically, although new vehicle sales are a dealership's primary revenue source, they contribute less than 10% to profitability. Most dealers derive the majority of their profits from used vehicle sales, parts, service and body shop. These profit sources would likely continue in a stress scenarioDealers have significant "skin in the game" in the form of dealership equity, personal guarantees and real estate equity. This serves as a strong incentive for dealers to repay floorplan loansFord Credit provides floorplan loans to some Ford dealers that also have competitor franchises, including those dealers where the automotive manufacturer has declared bankruptcy. In 2009, Ford Credit has experienced no losses on floorplan loans to these dealers STRESS SCENARIO CONSIDERATIONS - DEFAULT RATE

34 STRESS SCENARIO CONSIDERATIONS - RECOVERY VALUES Vehicles recovered from defaulting dealers could be sold at auctionThere is a robust used vehicle market made up of about 40 million vehicles with 10 million vehicles sold annually at auction. Ford dealer inventories at June 30, 2009 represented 343,000 vehicles, a small fraction of vehicles auctioned each year In an extreme stress scenario, new vehicles would likely compete with used vehiclesUsed vehicle prices are range bound and are largely dependent on vehicle age, mileage and condition. On average, a one-year-old daily rental, used vehicle with 15,000 miles brings 65% of invoice price at auction

35 AGENDA Transaction and Master Trust OverviewFord Credit Floorplan Business OverviewServicing and Risk ManagementStress Scenario ConsiderationsSummary

36 SUMMARY Structure32% subordination factor (% of receivables)1% cash reserve account (% of notes)4% participation percentage (% of notes)Multiple amortization triggers combined with fast turning assets provide for repayment of notes at the onset of adverse eventsStrong Servicing and Risk ManagementContinuous monitoring and early detection to minimize lossesProprietary risk rating modelLeverage access to dealer information through relationship with manufacturerAligned sales, production and inventory objectives between Ford and Ford CreditConsistent PerformanceOne year average of monthly payment rates is 39.3%Annualized portfolio losses less than 50 basis points over the past 5 years

37 SAFE HARBOR - Ford Motor Credit Company LLC Automotive Related:Further declines in industry sales volume, particularly in the United States or Europe, due to financial crisis, deepening recessions, geo-political events or otherwise;Decline in Ford's market share;Continued or increased price competition for Ford vehicles resulting from industry overcapacity, currency fluctuations or other factors;A further increase in or acceleration of the market shift away from sales of trucks, sport utility vehicles, or other more profitable vehicles, particularly in the United States;Continued or increased high prices for, or reduced availability of, fuel;Lower-than-anticipated market acceptance of new or existing Ford products;Adverse effects from the bankruptcy, insolvency, or government-sponsored restructuring of, change in ownership or control of, or alliances entered into by a major competitor;Economic distress of suppliers may require Ford to provide financial support or take other measures to ensure supplies of components or materials and could increase Ford's costs, affect Ford's liquidity, or cause production disruptions;Work stoppages at Ford or supplier facilities or other interruptions of supplies;Single-source supply of components or materials;Inability to implement the Retiree Health Care Settlement Agreement to fund and discharge UAW hourly retiree health care obligations;The discovery of defects in Ford vehicles resulting in delays in new model launches, recall campaigns or increased warranty costs;Increased safety, emissions, fuel economy or other regulation resulting in higher costs, cash expenditures and/or sales restrictions;Unusual or significant litigation or governmental investigations arising out of alleged defects in Ford products or otherwise;A change in Ford's requirements for parts or materials where it has entered into long-term supply arrangements that commit it to purchase minimum or fixed quantities of certain parts or materials, or to pay a minimum amount to the seller ("take-or-pay contracts");Adverse effects on our results from a decrease in or cessation of government incentives;Adverse effects on Ford's operations resulting from certain geo-political or other events;Substantial negative operating-related cash flows for the near- to medium-term affecting Ford's ability to meet its obligations, invest in its business or refinance its debt;Substantial levels of indebtedness adversely affecting Ford's financial condition or preventing Ford from fulfilling its debt obligations (which may grow because Ford is able to incur substantially more debt, including additional secured debt);Inability of Ford to implement its plans to further reduce structural costs and increase liquidity;Ford Credit Related:A prolonged disruption of the debt and securitization markets;Inability to access debt, securitization or derivative markets around the world at competitive rates or in sufficient amounts due to additional credit rating downgrades, market volatility, market disruption or otherwise;Inability to obtain an industrial bank charter or otherwise obtain competitive funding;Higher-than-expected credit losses;Increased competition from banks or other financial institutions seeking to increase their share of retail installment financing Ford vehicles;Collection and servicing problems related to our finance receivables and net investment in operating leases;Lower-than-anticipated residual values or higher-than-expected return volumes for leased vehicles;New or increased credit, consumer or data protection or other regulations resulting in higher costs and/or additional financing restrictions;Changes in Ford's operations or changes in Ford's marketing programs could result in a decline in our financing volumes;General:Continued or worsening financial crisis;Fluctuations in foreign currency exchange rates and interest rates;Failure of financial institutions to fulfill commitments under committed credit and liquidity facilities;Labor or other constraints on Ford's or our ability to restructure its or our business;Substantial pension and postretirement healthcare and life insurance liabilities impairing Ford's or our liquidity or financial condition; andWorse-than-assumed economic and demographic experience for postretirement benefit plans (e.g., discount rates, investment returns, and health care cost trends). Statements included or incorporated by reference herein may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on expectations, forecasts, and assumptions by our management and involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those stated, including, without limitation: We cannot be certain that any expectations, forecasts or assumptions made by management in preparing these forward-looking statements will prove accurate, or that any projections will be realized. It is to be expected that there may be differences between projected and actual results. Our forward-looking statements speak only as of the date of their initial issuance, and we do not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. For additional discussion of these risk factors, see Item 1A of Part I of Ford's 2008 10-K Report and Item 1A of Part I of Ford Credit's 2008 10-K Report as updated by Ford's and Ford Credit's subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.